Edward J. Schneidman, P.C. To Call Writer Directly: +1 312 862 3333 edward.schneidman@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200
July 2, 2018

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kim McManus

Jeffrey Lewis

Robert Telewicz

Joshua Lobert

Re:	Best Western International, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted May 29, 2018

CIK No. 0001733381

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Best Western International, Inc., an Arizona nonprofit corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 2 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated June 19, 2018, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Amendment No. 1 to the Confidential Draft Registration Statement on Form S-1 submitted to the SEC on May 29, 2018. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised information statement/prospectus contained in the Amendment that addresses the Staff’s comment. In addition to addressing

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Securities and Exchange Commission

July 2, 2018

comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures, including to respond to comments from various state regulatory authorities in connection with the Company’s registration by coordination application it has submitted in all 50 states and Puerto Rico. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the information statement/prospectus.

General

1. Please tell us whether you have had pre-filing communications relating to the proposed offering. If so, please provide your analysis regarding how those communications are permissible in light of the pre-filing communications requirements of the Securities Act of 1933.

Response

Other than as described below, the Company has not provided or authorized any communications, oral or written, related to the proposed conversion transaction or the continuous offering of Common Stock described in the Registration Statement. No written materials regarding the proposed offering have been provided to members of the Company or to any other potential shareholder of the Company, other than the board of directors and the regional governors of the Company, each of whom is a current member of the Company, and, as described below, to an ad hoc committee of 14 current members. No communications regarding the Conversion have been provided to new contingently-approved applicants or prospective franchisees.

As is customary, the Company held annual business meetings this spring with its members to review the business condition and results of operations of the Company, and to discuss significant potential plans or proposals for the Company. At these meetings, management of the Company made a presentation to the members regarding the prospects for and the general business rationale for a proposed conversion of the Company to a for-profit corporation and a new franchise agreement for its branded hotels. In late April, the Company held a one-day presentation with an ad hoc committee of 14 members (regional governors and one past Director) for the purpose of identifying any concerns that the members might have with the proposed Conversion and the terms of the proposed new franchise agreement.

No written communications regarding the Conversion or the offering have been provided to the general membership of the Company or to any third parties (other than legal, accounting and financial advisors). Each presentation made at business meetings was labeled as Confidential, was limited solely to members of the Company, stated the initiatives were preliminary in nature and may change, and included an express limitation that the presentation did not constitute an offer of any security and any such offer would be made pursuant to an effective registration statement. These presentations were made as part of the Company’s ordinary course business communications with the Members and to provide an avenue for Members to provide feedback

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July 2, 2018

and suggestions concerning the proposed Conversion to a for-profit corporation and the new franchise agreements with the Company. The Company therefore does not believe the presentations to the Members constitute an offer pursuant to the Securities Act of 1933, as amended.

As discussed previously with the Staff, no solicitation of any votes or ballots has been conducted nor will they be conducted until the Registration Statement is declared effective. Each Member will receive the information statement/prospectus contained in the Registration Statement, which will provide all material disclosures regarding the proposed Conversion and the new franchise agreement, following effectiveness of the Registration Statement. In accordance with the Company’s Bylaws, there will be a mandatory ballot voting period of not less than 30 days for the members before the vote is concluded.

2. It appears that the offering, as structured with respect to contingently-approved applicants constructing new properties, fails to comply with Securities Act Rule 415(a)(2). In this regard, your offering is structured to continue beyond two years from the initial effective date. Please revise or tell us how you believe the offering complies with Rule 415.

Response

The Company appreciates that SEC Rule 415(a)(2) provides that a registrant on Form S-1 conducting an offering under Rule 415(a)(1)(ix) may only register securities in an amount that, at the time of effectiveness, is reasonably expected to be offered and sold within two years from the initial effective date of the registration. In the adopting release for Rule 415, the SEC stated that “the two-year limitation was designed to ensure that the issuer had a bona fide intention to offer and sell securities in the proximate future.” Given the unique facts in this offering, the Company believes this registration satisfies the intention of Section 415(a)(2) on the basis set forth below.

All offerees for the Company’s continuous basis offering will be known and identified prior to the planned conversion, currently December 1, 2018, in that offerees are required to execute franchise contracts with the Company prior to this date. Thereafter, there will be no further offerees under this registration. Under this registration, 55.0 million shares will be issued and reserved to Existing Members, New Members and Post-Conversion Shareholders who satisfy the Post-Conversion Participation Condition. The Company believes that most of those offerees will be issued Common Stock (or will have decided not to participate in the offering) within the two-year period following the effective date of the Registration Statement, but also believes, based on prior operating experience, that some offerees may encounter delays in construction such that the proposed November 30, 2020 expiration date is appropriate and reasonable for such offerees. The Company agrees that the November 30, 2020 expiration date may not be extended to those persons that have received offers under the Registration Statement. The Company has a bona fide intention and stands ready to complete the issuance of Common Stock in this offering at the earliest practicable time and such issuance following the Conversion

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will depend only on the actions of Post-Conversion Shareholders to complete the Post-Conversion Participation Condition. The Company believes that it is satisfying the intention of Rule 415(a)(2) as stated in the adopting release and respectfully requests that it be permitted to complete the offer and sale of its Common Stock on the basis described in the Registration Statement.

3. We note your response to comment 6, the transfer restrictions applicable to the Common Stock, and your representation that the seven series of Common Stock will convert into a single series upon consummation of an initial public offering. Please confirm that you do not plan to register the Common Stock under Exchange Act Section 12 while the different series are outstanding. Please also tell us what consideration you have given to providing expanded beneficial ownership disclosure on a series beneficial ownership disclosure on a series basis, to provide transparency as to significant holdings with respect to each series.

Response

As discussed with the Staff, the Company concurs in the treatment of each of the Series A-1 Common Stock, Series A-2 Common Stock, Series A-3 Common Stock, Series A-4 Common Stock, Series A-5 Common Stock, Series A-6 Common Stock and Series A-7 Common Stock as a separate class of equity security for purposes of Section 12 of the Exchange Act and for the purposes of reporting beneficial ownership pursuant to Item 403 of Regulation S-K. The Company has revised the Registration Statement accordingly, including to provide beneficial ownership disclosure in respect of the series of Common Stock held by the persons included in the beneficial ownership disclosure.

The Company currently does not expect to be required to register any of the separate series of its Common Stock as a separate class of equity securities pursuant to Section 12 of the Exchange Act because it does not anticipate that there will be the requisite number of holders of record of any such series of Common Stock at the end of its 2018 fiscal year such that registration under Section 12(g) of the Exchange Act will be required and because the Company does not currently intend to register any of the separate series of its Common Stock on a national securities exchange. The Company acknowledges its Exchange Act reporting obligations pursuant to Section 15(d) of the Exchange Act that will arise upon the effectiveness of the Registration Statement.

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Securities and Exchange Commission

July 2, 2018

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please do not hesitate to contact the undersigned at (312) 862-3333 or edward.schneidman@kirkland.com.

Sincerely,

/s/ Edward J. Schneidman

Edward J. Schneidman

cc:	Lawrence Cuculic

Best Western International, Inc.